Mail Stop 3561

June 4, 2010

Via U.S. Mail

Edward E. Whitacre, Jr.
Chairman and Chief Executive Officer
General Motors Company
300 Renaissance Center
Detroit, MI 48265-3000

Re: **General Motors Company**
        Registration Statement on Form 10
        Filed April 7, 2010
        File No. 000-53930

        Form 10-K for the fiscal year ended December 31, 2009
        Filed April 7, 2010
        File No. 333-160471

        Motors Liquidation Company
        Current Report on Form 8-K
        Filed April 6, 2010
        File No. 001-00043

Dear Mr. Whitacre:

        We have completed our review of the above-referenced filings and have no further comments at this time.

                                        Regards,

                                        Max A. Webb
                                        Assistant Director